21001949	**UNITED STATES** **SECURITIES AND EXCHANGE COMMISSION** **Washington, D.C. 20549**

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2021
Washington DC
416

SEC FILE NUMBER
8-53652

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CINCaP Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

455 Delta Avenue, Suite 207
(No. and Street)

Cincinnati	OH	45226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karl Spisak 513.725.4841
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer Hackett & Co
(Name – *if individual, state last, first, middle name*)

1 East Fourth Street, Suite 1200	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

I, Nelson Taul, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to CINCaP Investment Group, Inc. (the "Company") as of and for the year ended December, 31, 2020, are true and correct. I further affirm that neither the company nor any shareholder, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO

Title

Notary

NOTARIAL SEAL STATE OF OHIO

MATTHEW R. CHASAR
Attorney at Law
Notary Public, State of Ohio
My Commission Has No Expiration
Section 147.03 R.C.

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Operations.
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARK SCHAEFER HACKETT
BUSINESS ADVISORS

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
CINCaP Investment Group, Inc.
Cincinnati, Ohio

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of CINCaP Investment Group, Inc. as of December 31, 2020, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of CINCaP Investment Group, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion
These financial statements are the responsibility of CINCaP Investment Group, Inc.'s management. Our responsibility is to express an opinion on CINCaP Investment Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CINCaP Investment Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information
The supplemental information contained in Schedules I, II and III on pages 14 to 15 has been subjected to audit procedures performed in conjunction with the audit of CINCaP Investment Group, Inc.'s financial statements. The supplemental information is the responsibility of CINCaP Investment Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Clark, Schaefer, Hackett & Co.

We have served as CINCaP Investment Group, Inc.'s auditor since 2020.

Cincinnati, Ohio
February 24, 2021

CINCaP Investment Group, Inc.
Statement of Financial Condition
As of December 31, 2020

	Successor
Assets	
Cash	$ 46,767
Deposits with clearing broker	2,500,016
Prepaid expenses	33,992
Goodwill	125,000
Total assets	$ 2,705,775
Liabilities and shareholder's equity	
Accounts payable and accrued expenses	$ 119,453
Total liabilities	119,453
Shareholder's equity	
Common stock, $2 par value: 1000 shares authorized, 500 shares issued and outstanding	1,000
Additional paid in capital	2,802,809
Retained earnings (deficit)	(217,487)
Total shareholder's equity	2,586,322
Total liability and shareholder's equity	$ 2,705,775

See notes to financial statements.

CINCaP Investment Group, Inc.
Statements of Operations
For the year ended December 31, 2020

	For the period November 23, 2020 - December 31, 2020 Successor	For the period January 1, 2020 - November 22, 2020 Predecessor
Revenues:		
Net trading gain	$ -	$ 83,048
Other income	-	17,600
Interest	36	3,031
Total revenues	36	103,679
Expenses:		
Clearing and brokerage charges	-	26,231
Employee compensation and benefits	32,133	41,192
Legal and professional	66,416	12,465
Licenses and fees	34,047	12,998
Occupancy	16,716	14,000
Other	68,211	60,306
Total expenses	217,523	167,192
Net loss	$ (217,487)	$ (63,513)

See notes to financial statements.

CINCaP Investment Group, Inc.
Statements of Changes in Shareholder's Equity
For the year ended December 31, 2020

Predecessor	Units $2.00 par value	Common Stock	Additional paid in capital	Retained earnings	Due from shareholder	Total
Balance as of January 1, 2020	500	$ 1,000	$ 479,164	$ 137,127	$ (342,220)	$ 275,071
Net loss	-	-	-	(63,513)	-	(63,513)
Distributions	(500)	(1,000)	(479,164)	(73,614)	342,220	(211,558)
Balance as of November 22, 2020	-	$ -	$ -	$ -	$ -	$ -

Successor	Units $2.00 par value	Common Stock	Additional paid in capital	Retained earnings (deficit)	Due from shareholder	Total
Balance as of November 23, 2020	-	$ -	$ -	$ -	$ -	$ -
Contributions	500	1,000	2,802,809	-	-	2,803,809
Net loss	-	-	-	(217,487)	-	(217,487)
Balance as of December 31, 2020	500	$ 1,000	$ 2,802,809	$ (217,487)	$ -	$ 2,586,322

See notes to financial statements.

CINCaP Investment Group, Inc.
Statements of Cash Flows
For the year ended December 31 , 2020

	For the period November 23, 2020 - December 31, 2020 Successor		For the period January 1, 2020 - November 22, 2020 Predecessor	
Cash flows from operating activities:				
Net loss	$	(217,487)	$	(63,513)
Adjustments to reconcile net loss to net cash (used in) provided by operations:				
Prepaids and other assets		(33,992)		4,159
Deposits with clearing broker		(2,500,016)		179,828
Securities owned		-		83,399
Accounts payable and other liabilities		119,453		(11,585)
Net cash (used in) provided by operating activities		(2,632,042)		192,288
Cash flows (used in) from financing activities:				
Proceeds from the sale of common stock		2,678,809		-
Distributions		-		(211,558)
Net cash (used in) provided by financing activities		2,678,809		(211,558)
Increase (decrease) in cash		46,767		(19,270)
Cash at beginning of period		-		19,270
Cash at end of period	$	46,767	$	-
Supplemental disclosure of noncash flow information:				
Goodwill recognized from pushdown accounting	$	125,000	$	-

See notes to financial statements.

1. **Corporate Structure**

CINCaP Investment Group, Inc. (the "Company") is a broker-dealer registered with the U.S. Securities & Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was originally organized as a subchapter S Corporation established on September 7, 2001 in the State of Illinois and operated under the name of JK Securities, Inc. JK Securities, Inc.'s primary operation was the proprietary trading of municipal bond securities.

On November 23, 2020, the Company's parent, Mt. Lookout Capital Holdings, LLC, acquired all the common stock of JK Securities, Inc. (predecessor). The acquisition resulted in the Company (successor) converting to a subchapter C Corporation.

The Company received approval from FINRA to commence operations on November 23, 2020 and began its trading operations January 4, 2021. On January 27, 2021 FINRA approved additional business lines for the Company. In its capacity as a broker-dealer, the Company executes principal transactions and agency transactions. The Company clears all transactions on a fully-disclosed basis through its clearing broker. The Company conducts business with other broker-dealers on behalf of its customers and for its own proprietary accounts.

2. **Summary of Significant Accounting Policies**

Basis of Accounting — The accompanying financial statements are presented on the accrual basis of accounting following accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Basis of Presentation — Amounts for the period January 1, 2020 through November 22, 2020 presented in the financial statements and notes to the financial statements represent the historical operations of the predecessor Company prior to the acquisition and the application of pushdown accounting related to the acquisition. The amounts as of December 31, 2020 and for the period November 23, 2020 through December 31, 2020, include the effects of pushdown accounting and have been separated by a black line in the financial statements to highlight the lack of comparability between the periods.

Application of Pushdown Accounting — Pushdown accounting means establishing a new basis for the assets and liabilities of an acquired company based on a "pushdown" of the acquirer's stepped-up basis to the acquired company in connection with the change-in-control event. The Company elected to apply pushdown accounting in the reporting period in which the change-in-control event occurred, specifically November 23, 2020. The decision to apply pushdown accounting is irrevocable. The election of pushdown accounting required to present the new basis of accounting established by the acquirer. Goodwill was calculated and recognized by the

Company consistent with business combination accounting, resulting in the pushdown of $125,000 in goodwill. No assets were acquired or liabilities were assumed from the predecessor.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash — Cash consists of demand deposit accounts with depository institutions that, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and does not believe it is exposed to any significant credit risk.

Deposits with Clearing Organization — Deposits with clearing organization consist of restricted cash collateral that allows the Company to use the clearing organization's comparison, clearance and settlement of security transactions service. A $100,000 account at RBC is restricted while customer accounts are being held at this clearing house.

Expenses — Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Securities Transactions — Securities owned are recorded at fair market value on a trade-date basis. The resulting unrealized gains and losses are included as mark to market in revenues in the accompanying Statements of Operations. Trading gains and losses are recorded using the average cost method.

Income Taxes —Income tax expense is the total of the current year income tax due and the change in deferred federal income taxes. Deferred federal income taxes represents the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal income tax purposes. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

The Company's policy with regard to interest and penalties is to recognize interest through interest expense and penalties through other expense. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. Management believes their estimates are appropriate based on current facts and circumstances.

In 2020, the Company generated a net operating loss of $217,487 with a deferral tax benefit of approximately $46,000. This benefit was offset by a valuation allowance of the same amount.

Commissions: The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is

identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Goodwill —Goodwill is not amortized, but is reviewed at least annually for indications of impairment, with consideration given to financial performance and other relevant factors.

3. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related ratio of net capital to aggregate indebtedness may fluctuate on a daily basis. At December 31, 2020, the Company's net capital of $2,427,330 exceeded its required net capital of $100,000 by $2,327,330. The Company's ratio of aggregate indebtedness to adjusted net capital at December 31, 2020 was 4.92 to 1, as compared to a maximum allowable ratio of 15 to 1.

The Company has entered into an agreement with its clearing broker that allows the Company to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in the proprietary account of an introducing broker (PAIB) and to permit the Company to use its assets held by or on deposit with its clearing broker in its capital computations.

4. RELATED-PARTY TRANSACTIONS

The Company has a preferred return payment to a related party equating to 10% of the initial capital contribution less payments made until the initial capital contribution of $2,000,000 is zero. The amount of $20,822 was expensed within other expense in the Statements of Operations under this agreement.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company clears all customer transactions through a clearing broker on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company. The Company, through its clearing broker, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company's clearing broker monitors required margin levels daily and pursuant to such guidelines requires the customer to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company purchases proprietary securities positions ("long positions") in equity and fixed income securities. The Company is exposed to market risk on these long positions as a result of decreases in market value of long positions These securities positions are marked to market daily.

6. LEASES

The Company leases office space under operating lease agreements, which expire at various dates through the fiscal year ending 2022, with rent payable in monthly installments. Lease expense was $30,716 for the year ended December 31, 2020 and was recorded within occupancy in the accompanying Statements of Operations. These leases are accounted for under ASC 840 due to the leases being immaterial to the overall financial statement presentation.

Minimum future payments required under the non-cancellable leases are as follows for the years ending December 31st:

2021	$ 14,375
2022	9,742
	$ 24,117

7. INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

The predecessor indemnifies the Company against future claims as defined by the purchase agreement executed on November 23, 2020.

8. SUBSEQUENT EVENTS

We have evaluated subsequent events through February 24, 2021, the date the financial statements were available for issuance, to determine if either recognition or disclosure of significant events or transactions was required.

As noted in Footnote 1, the Company commenced trading operations effective January 4, 2021.

CINCaP Investment Group, Inc.

Schedule I

Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
As of December 31, 2020

	Per FOCUS Part IIA	Adjustments	Per Audited Financials
Total ownership of equity qualified for net capital	$ 2,480,635	$ 105,687	$ 2,586,322
Deduct - Nonallowable assets:			
Prepaid expenses	(33,992)	-	(33,992)
Goodwill	-	(125,000)	(125,000)
Net capital before haircuts	2,446,643	(19,313)	2,427,330
Haircuts on securities:	-	-	-
Net capital	2,446,643	(19,313)	2,427,330
Minimum net capital requirement	100,000	-	100,000
Excess net capital	$ 2,346,643	$ (19,313)	$ 2,327,330
Aggregate indebtedness - accounts payable and accrued expenses	$ 100,140	$ 19,313	$ 119,453
Percentage of aggregate indebtedness to net capital	4.09		4.92

NOTE: The adjustments made to the net capital computation as reported in the unaudited schedule as of December 31, 2020, filed in Part IIA of the FOCUS report filed on January 22, 2021, relates to an additional liability and goodwill.

Minimum net capital requirement calculated as the greater of $100,000 or 6 2/3% of aggregate indebtedness is $100,000. Net capital less the greater of 10% aggregate indebtedness or 120% of minimum net capital requirement is $2,307,330.

See the Report of Independent registered public accounting firm.

CINCaP Investment Group, Inc.

Schedule II & III

Computation for determination of reserve requirement and information relating to possession of control requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

As of December 31, 2020

Computation of reserve requirements pursuant to Rule 15c-3-3 – The Company is exempt from the computation of reserve requirements according to the provisions for the Rule 15c3-3)k)(2)(ii)	$ -
Information relating to possession of control requirement under Rule 15c3-3 – The Company is exempt from Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(ii) exemption provisions.	$ -

CLARK SCHAEFER HACKETT
BUSINESS ADVISORS

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
CINCaP Investment Group, Inc.
Cincinnati, Ohio

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CINCaP Investment Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which CINCaP Investment Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) CINCaP Investment Group, Inc. stated that CINCaP Investment Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. CINCaP Investment Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CINCaP Investment Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 24, 2021

CINCaP Investment Group, Inc.
Exemption Report

The company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2):(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.153c3-3(k) throughout the most recent fiscal year without exception.

CINCaP Investment Group, Inc.

I, Nelson Taul, affirm that, to the best of my knowledge and belief, this exemption report is true and correct.

Nelson Taul, CEO

February 24, 2021

CINCaP Investment Group, Inc.

Contents
December 31, 2020